CLEARWAY CAPITAL MANAGEMENT LLC.
240 Crandon Blvd Suite 250.
Key Biscayne, FL 33149

November 3, 2024

The Board of Directors.
Intrepid Potash, Inc.
707 17th St., Suite 4200,
Denver, Colorado 80202
Attn: Chairman Barth Whitham.

<u>**Re.**</u>: Request for Immediate Board Actions to Protect Shareholder Interests

Dear Mr. Whitham and Members of the Board:

Clearway Capital Management LLC ("***Clearway***") owns 9.6+/-% stake in Intrepid Potash, Inc. (NYSE: IPI) ("***the Company***"). Clearway is the second largest Company shareholder and the largest independent Company shareholder.

Clearway provides notice of its intent to pursue a reorganization of the Company's Board and management. Clearway has serious concerns and objections regarding the Board's recent actions, particularly its intended appointment of a new Chief Executive Officer ("***CEO***") without prior consultation, involvement, and support from Clearway and other key Company shareholders, while none of the current Board members hold a relevant shareholder stake in the Company and the attendant financial risk.

Since the departure of Bob Jornayvaz III ("***Bob***"), the Company's current leadership has been unable to effectively carry forward his vision, instead focusing on consolidating their own positions within the Company. This failure to activate and successfully implement Bob's strategic direction necessitates Clearway's immediate involvement to protect the Company's future and preserve and enhance shareholder value, in line with Clearway's role as the Company's largest independent shareholder. From the time of Bob's unfortunate accident, I was in regular phone contact with Barth until mid/late September when Barth stopped communicating with me.

Furthermore, Clearway understands that at least three current Board members intend to either resign or not seek re-election as a Company director in the coming months. The Board's execution of the October 4, 2024 Severance and General Release Agreement ("Agreement") effectively transferred control of the largest Company shareholder ownership from the largest shareholder to the Board. The Agreement requires the largest shareholder block to be voted – as to directors – as the Board dictates attempting to insulate and insure the re-election of the current Board members. This Board action appears to be self interested negative governance of a public company and raises concern regarding good governance compliance with board member fiduciary duties. It appears to be a brazen attempt to obliterate the legally respected mandate of independent shareholders with full risk and transfer to the Board with no ownership and financial risk. The Agreement also effectively neutralizes the Company's largest shareholding by not allowing it to function as any other shareholding to buy, sell, and vote in the best interest of that Shareholder and the Company. From Clearway's perspective it appears that the only beneficiaries are the individual members of the Board. It raises the question of whether the Board took short term advantage of Bob and his Family in their extreme, life altering place in time. Except for this Board exercise of bad governance effectively purchasing the key vote of the largest shareholder, the Board lacks backing or a mandate from Clearway, the largest independent Company shareholder and other significant Company shareholders.

Therefore, the existing effectively temporary Board should refrain from making long-term decisions that cannot be reversed, without penalty and disruption, by the Company shareholders or a newly appointed board and management with long term Company interests, or risk facing the consequences of a serious breach of fiduciary duty inquiry. From Clearway's perspective, the Board lacks the continuity, commitment, and alignment necessary to support the Company's long-term direction.

Since 2016/2017, I have engaged with Bob on a continuous basis, gaining an in-depth understanding of the Company's operations and long-term objectives. In 2021, Bob and I began discussing the possibility of my joining the Company's Board. Our dialogue continued and advanced significantly in the 2023 summer prior to Bob's accident. The Board is aware of these discussions, as we exchanged formal documentation, a background check, and were preparing for my appointment.

Given Clearway's long-standing involvement with the Company and my own history of direct engagement with Bob over the past eight years regarding the Company's business operations, I feel compelled to act decisively to safeguard Clearway's investment & other shareholders and support the Company's long-term growth, with a focus on shareholder value. My extensive experience with the Company and deep familiarity with its operations, gained through close collaboration with Bob, uniquely position me to guide this next phase of the Company. Since the summer of 2023, Bob and I engaged in specific discussions about my potential role on the Board, which led to formal exchanges, background verifications, and preliminary preparations for my appointment prior to Bob's accident.

As part of plans Bob had for my active involvement in the Company, I committed to annual visits to the Company's Denver headquarters, along with field visits to gain firsthand insights into the business, asset valuations, and future opportunities. I have visited all of the Company's facilities and operations, including Intrepid South, the Carlsbad area mines and evaporation ponds, Moab, and Wendover, and I have met with employees at every level. I have dedicated substantial time to gaining a thorough understanding of the Company's operations. In my July 2023 meeting with Bob, he shared insights on key projects—including infrastructure upgrades and critical negotiations regarding drilling contracts—which highlighted the importance of a leadership approach grounded in operational knowledge and aligned with shareholder interests. Later in that meeting, Bob invited me to join the Company's Board and I accepted to join.

Following my meeting with Bob, on January 29, 2024, I communicated my intent to join the Board, acting under Bob's guidance and support. Under Bob's guidance, on February 19, 2024, I submitted a formal notice to the Corporate Secretary, requesting my inclusion on the Company's ballot for the upcoming annual meeting. However, on February 26, 2024, Director Lancaster informed me via email that my proposal had been received and would undergo a committee review to identify the most suitable director for the Company. On June 12, 2024 Director Lancaster acknowledged that the process had been delayed due to Bob's accident, yet no further action has been taken to date. Both Bob and Barth explicitly informed me that Bob had directed my election as a Director.

Meanwhile, recent actions—such as the anticipated appointment of a new CEO—have proceeded without prior consultation or meaningful engagement with Clearway and other significant Company shareholders.

Due to the Board's lack of responsiveness and its continued disregard for the perspectives and participatory involvement of Clearway and other significant Company shareholders, and its erratic behavior regarding my nomination as Director, Clearway has decided to pursue a reorganization of the Company's Board and management and to advance my candidacy for the Board of Directors and to seek my participatory role in Company management.

Therefore, Clearway respectfully requests that the Board:

a)   **Refrain from CEO Appointment Actions**: Clearway requests and urges the Board to pause any actions regarding the appointment of a new CEO, pending a shareholder-informed restructuring of the Board and Company management. Clearway informs the Board that Clearway is willing to take any necessary legal action to stop the Board from appointing a new CEO. The Board has an obligation to inform any CEO candidate of this letter.

b)   **Refrain from Amending the October 4, 2024 Separation and General Release Agreement**. The Agreement effectively provides the Board with voting control and transfer control of the largest voting block of Company shares through December 31, 2025. This transfer of control is without any customary shareholder financial risk by individual Board members, governance compliance and/or regulatory compliance. Pending completion of restructuring of the Board and Company management, the Board should not further amend the Agreement. Paragraph 6 (last paragraph) of the Agreement could be viewed as a brazen attempt by the individual Board members to wrongfully preserve their status as directors and avoid an open Company shareholder vote on each individual Board member status. This brazen Agreement provision appears to be the anti-thesis of good public company governance. Moreover, the insertion of this brazen provision may have been at the financial detriment to Bob and his family.

c)   **Nominate Clearway's Slate of Candidates for the Board**: Clearway requests and expects the Board to nominate the individuals Clearway proposes for Board election.

d)   **Convene a Special Shareholder Meeting**: In accordance with the Company's bylaws and certificate of incorporation, Clearway requests the Board to immediately call a special shareholder meeting to elect new Board members. This Board member election should be without the Board exercising the wrongful Paragraph 6 (last paragraph) Board control provision of the Agreement.

Clearway is fully aware of the Board's powers and prerogatives under Delaware General Corporation Law ("*DGCL*"), the Certificate of Incorporation, and the Bylaws. However, in exercising these rights, we expect the Board to act in alignment with Clearway and the Company's largest shareholders and to engage constructively with Clearway's proposals. In the absence of such collaboration, Clearway intends to pursue all legal avenues available to secure appropriate changes in the composition of the Board and Company management.

Documents and formalities for the implementation of Clearway's request shall shortly follow this letter.

Thank you for your time and consideration.

Respectfully,



Gonzalo Avendano
Authorized Representative